As filed with the Securities and Exchange Commission on April 3, 2009

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

BJ’s RESTAURANTS, INC.

(Exact name of Registrant as specified in its charter)

7755 Center Avenue, Suite 300

Huntington Beach, California 92647

(714) 500-2400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

California	33-0485615
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

GREGORY S. LEVIN

Executive Vice President, Chief Financial Officer and Secretary

BJ’s Restaurants, Inc.

7755 Center Avenue, Suite 300

Huntington Beach, California 92647

(714) 500-2400

(Name and address, including zip code, and telephone number,

including area code, of agent for service)

Copy to:

Robert M. Steinberg, Esq.

Jeffer, Mangels, Butler & Marmaro LLP

1900 Avenue of the Stars, 7th Floor

Los Angeles, California 90067

(310) 203-8080

Fax: (310) 203-0567

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to general Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the commission pursuant to Rule 462(e) under the Securities Act, check the following box,  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large accelerated filer    ☒  Accelerated filer    ☐  Non-accelerated filer    ☐  Non-accelerated filer

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, no par value	1,300,000 shares (1)	$13.81 (2)	$17,953,000 (2)	$1,001.78 (2)

(1)	The common stock being registered consists of 1,300,000 shares of common stock acquired by the selling shareholders from an affiliate of the registrant in private sale transactions. In addition to the shares set forth in the table, pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.
(2)	The registration fee is calculated pursuant to Rule 457(c) of the Securities Act of 1933 based on the last reported sale price of the registrant’s common stock, no par value, on March 30, 2009, as reported on the NASDAQ Global Select Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 3, 2009

PROSPECTUS

BJ’S RESTAURANTS, INC.

1,300,000 Shares of Common Stock

This prospectus relates to the offer and sale, from time to time, of up to 1,300,000 shares of common stock of BJ’s Restaurants, Inc. by the selling shareholders listed elsewhere in this prospectus. The shares of our common stock offered by the selling shareholders consist of 1,300,000 shares acquired by the selling shareholders from an affiliate of the Company in private sale transactions. We will not receive any of the proceeds from the sale of our common stock offered by this prospectus.

The selling shareholders may offer their shares of common stock through public transactions executed through one or more broker-dealers at prevailing market prices or in private transactions directly with purchasers or at privately negotiated prices. For a description of the plan of distribution of the shares see “Plan of Distribution” beginning on page 18 of this prospectus.

Our common stock is listed on the NASDAQ Global Select Market under the symbol: “BJRI.” On April 1, 2009, the last reported sale price of our common stock on the NASDAQ Global Select Market was $13.82 per share.

An investment in these securities involves a high degree of risk. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April     , 2009.

References in this prospectus to “we,” “us” and “our” refer to BJ’s Restaurants, Inc.

You should rely only on the information or representations provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any different information or to make any different representations in connection with any offering made by this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. Neither the delivery of this prospectus, nor any sale made under this prospectus shall, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus.

PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus. It may not contain all of the information that is important to you. You should carefully read the entire prospectus and the documents incorporated by reference in this prospectus before deciding whether to invest in our common stock.

About BJ’s Restaurants, Inc.

BJ’s Restaurants, Inc. owned and operated 82 restaurants at the end of fiscal 2008, located in California, Texas, Arizona, Colorado, Oregon, Nevada, Florida, Ohio, Oklahoma, Kentucky, Indiana, Louisiana and Washington. A licensee also operates one restaurant in Lahaina, Maui. Each of our restaurants is operated either as a BJ’s Restaurant & Brewery ® which includes a brewery within the restaurant, a BJ’s Restaurant & Brewhouse ® which receives the beer it sells from one of our breweries or an approved third-party craft brewer of our proprietary recipe beers (“contract brewer”), or a BJ’s Pizza & Grill ® which is a smaller format, full service restaurant with a more limited menu than our other restaurants. Our menu features our BJ’s ® award-winning, signature deep-dish pizza, our own handcrafted beers as well as a wide selection of appetizers, entrees, pastas, sandwiches, specialty salads and desserts including our unique Pizookie ® dessert. Several of our BJ’s Restaurant & Brewery restaurants feature in-house brewing facilities where BJ’s proprietary handcrafted beers are produced for many of our restaurants.

The first BJ’s restaurant was opened in 1978 in Orange County, California and centered on bringing the unique flavor of deep-dish pizza to California. The Company acquired the original BJ’s restaurants in 1995 from the original owners. Our initial public offering of common stock occurred in 1996. Over the years we expanded the BJ’s concept from its beginnings as a small pizzeria to a full service, high energy casual dining restaurant with over 100 menu items, including appetizers, specialty salads, soups, pastas, sandwiches, entrees and desserts. In 1996, we introduced our own handcrafted beers through our first BJ’s Restaurant & Brewery in Brea, California. Since that time, we have opened additional BJ’s Restaurants & Breweries where our handcrafted beers are manufactured for sale in many of our restaurants. The differentiated, high-quality, handcrafted beers have added a unique dimension to the BJ’s concept which further distinguishes BJ’s from many other restaurant concepts and compliments our signature pizza and many of our other menu items. Over the years, our renowned beers have earned 25 medals at the Great American Beer Festival, including two Gold medals in 2008.

Our primary growth objective is to gradually expand the BJ’s “casual-plus” restaurant concept nationwide during the next several years and to consistently deliver the BJ’s dining experience at the “BJ’s Gold Standard of Operational Excellence” (i.e., by providing a genuine commitment to passionately connect with every guest, on every visit, through flawless and relentless execution of every detail during every shift). We believe that by delivering upon this commitment to our guests, we should have the best opportunity to generate significant repeat business and capture additional market share in the “varied menu” or “grill and bar” segment of casual dining. To achieve these objectives, we plan to focus primarily on the development of additional BJ’s Restaurant & Brewhouse format restaurants in new and existing markets in a carefully controlled manner.

Our signature menu offering is our deep-dish pizza, which has been highly acclaimed since it was originally developed in 1978. Approximately 17% of our total restaurant sales in 2008 consisted of deep-dish pizza. Our unique version of deep-dish pizza is unusually light, with a crispy, flavorful, bakery-type crust, which we believe has a broader appeal than many other versions of deep-dish pizza. Our pizza is topped with high-quality meats, fresh vegetables and a blend of five cheeses. In the past, BJ’s pizza has been awarded “best pizza” honors by restaurant critics and public opinion polls in Orange County, California, where the BJ’s concept originated.

In addition to our deep-dish pizza, we have a broad menu with approximately 100 items featuring appetizers, specialty salads, soups, pastas, sandwiches, entrees and desserts. Examples of our other menu offerings include Santa Fe Spring Rolls, BBQ Chicken Chopped Salad, Blackened New York Steak, Cajun Pasta, Halibut Fish Tacos, Balsamic Glazed Chicken and our famous BJ’s Pizookie ® dessert. All of our menu items are prepared to order using high-quality ingredients. This broad menu is an important factor in our differentiation from the other casual dining competitors. Our extensive menu and moderate pricing allow BJ’s to appeal to a variety of guests and dining occasions, including everyday lunch and dinner, special occasions, and late night business.

Our large, flexible kitchens allow us to adapt to changing consumer tastes and trends. Generally, we evaluate our menu offerings and prices twice a year, and we may add, delete or modify certain menu offerings. All prospective menu offerings are initially evaluated by our internal menu development team and then tested in selected restaurants before any company-wide roll-out to our restaurant locations.

All of our restaurants feature our award-winning, handcrafted beers, which we believe not only differentiate us from many other restaurant concepts, but enhance our desire to provide quality and uniqueness to our guests in everything we do. Approximately 11% of our total restaurant sales in 2008 consisted of our proprietary handcrafted beers. Generally, we offer seven standard beers along with a rotating selection of seasonal handcrafted specialty beers. We also offer “guest” domestic and imported craft beers on our draft beer taps, as well as a wide selection of bottled Belgian beers. During 2008, the majority of our beers were produced at our in-house breweries located in our BJ’s Restaurant & Brewery locations, and then distributed to our other locations in a “hub and spoke” fashion. We also have contract brewing arrangements with qualified, third-party craft brewers to produce our handcrafted beers under our proprietary recipes. During 2008, our in-house breweries produced approximately 33,000 barrels of beer, and contract brewers produced approximately 13,000 barrels of beer for distribution to our restaurants. A barrel of beer is approximately equivalent to two retail “kegs” of beer. Going forward, we intend to gradually shift the majority of our beer production to contract brewers. We also offer a selection of popular wines and spirits for sale in our restaurants. Alcoholic beverages, including our handcrafted beers, represented approximately 22% of our total restaurant sales in 2008.

Our principal executive offices are located at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647, and our telephone number is (714) 500-2400. Our website is www.bjsrestaurants.com. The information found on our website and on websites linked to it are not incorporated into or a part of this prospectus.

About the Offering

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered under this prospectus. This prospectus relates to an aggregate amount of up to 1,300,000 shares of our common stock that may be offered for sale by the selling shareholders. We are registering the shares of common stock covered by this prospectus to fulfill our contractual obligations under a registration rights agreement with the selling shareholders. We have agreed to bear one-half of the expenses of the registration of the shares of common stock under federal and state securities laws with the other half of the expenses being paid by an affiliate of ours who sold the shares in question to the selling shareholders. We will not receive any proceeds from the sale of any shares of common stock offered under this prospectus. The selling shareholders may sell these shares of common stock directly to purchasers or they may sell these shares of common stock to purchasers through agents or dealers pursuant to this prospectus. The selling shareholders will receive all of the proceeds from the sale of their common stock and will pay all selling commissions and transfer taxes applicable to any sale. Registration of these shares of common stock does not necessarily mean that the selling shareholders will actually sell these shares of common stock. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” beginning on page 20 of this prospectus.

RISK FACTORS

AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED HEREIN OR INCORPORATED HEREIN BY REFERENCE, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS.

Continued deterioration in general economic conditions affect consumer spending and may adversely affect our revenues, operating results and liquidity.

Our country is currently in an economic recession, and we believe that weak general economic conditions will continue at least through 2009. The ongoing impacts of the housing crisis, rising unemployment and financial market weakness may further exacerbate current economic conditions. As the economy continues to slow, our restaurant guests may become more apprehensive about the economy and reduce their level of discretionary spending. A decrease in spending due to lower consumer discretionary income or consumer confidence in the economy could impact the frequency with which our guests choose to dine out or the amount they spend on meals while dining out, thereby decreasing our revenues and negatively affecting our operating results.

Fewer guest visits could result in lower sales for our restaurants and cause a de-leveraging of our operating profit margins. Moreover, our restaurants are primarily located near high activity areas such as regional malls, lifestyle centers, “big box” shopping centers and entertainment centers. We depend in large part on a high volume of visitors to these centers to attract guests to our restaurants. A decline in development or in visitors to these centers near our restaurants could negatively affect our sales. As a result, decreased cash flow generated from our established restaurants may adversely affect our ability to fund our expansion plans and therefore result in a deceleration of the number and timing of restaurant openings. There can be no assurances that government responses to the disruptions in the financial markets will restore consumer confidence, stabilize the markets or increase liquidity and the availability of credit. We believe there is also a risk that if the current negative economic conditions persist for a long period of time and become more pervasive, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a more permanent basis.

Additionally, the above factors could impose practical limits on our menu price increases. From time to time, we may announce that we intend to take price increases on selected menu items in order to offset increased operating expenses. Although we have not experienced significant consumer resistance to our past price increases, in light of the current recessionary economy we cannot provide assurance that any future menu price increases will not deter guests from visiting our restaurants, reduce the frequency of their visits or affect their purchasing decisions.

If we do not successfully expand our restaurant operations, our growth rate and results of operations would be adversely affected.

A critical factor in our future success is our ability to expand our restaurant operations successfully, which will depend in large part on our ability to open new restaurants in a profitable manner. We anticipate that our new restaurants will generally take several months or even longer to reach targeted productivity levels due to the inefficiencies typically associated with new restaurants, including lack of initial market and consumer awareness, the need to hire and train sufficient management and restaurant personnel and other factors. We cannot assure you that any restaurant we open will obtain operating results similar to those of our existing restaurants. If we are unable to open and operate new restaurants successfully, our growth rate and our results of operations would be adversely affected. Our expansion plans could also be impacted by the delay or cancellation of potential new sites by developers and landlords, which may become more common during the next couple of years as a result of the current economic recession and tight credit markets.

We intend to open new restaurants in both established and new markets. Opening new restaurants in established markets generally provides some advantages in the form of stronger levels of initial consumer awareness, trial and usage, as well as greater leverage of certain supply chain and field supervision resources. On the other hand, there is a risk that some portion of the sales of existing restaurants in the market may transfer to newly opened restaurants in the market, resulting in lower comparable restaurant sales. While we do not generally select locations for our new restaurants where we believe that a significant sales transfer will likely occur, some unexpected sales transfer may inadvertently occur.

Some of our new restaurants are planned for new markets where we have little or no operating experience. New markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. As a result, new restaurants in those markets may be less successful than restaurants in our existing markets. Consumers in a new market will typically not be familiar with the BJ’s brand. We also may find it more difficult to hire, motivate and retain qualified employees in new markets. Restaurants opened in new markets may also have lower average restaurant sales than restaurants opened in our existing markets, and may have higher construction, occupancy or operating costs than restaurants in existing markets. Sales at restaurants opened in new markets may take longer to achieve margins more typical of mature restaurants in existing markets or may never achieve these targeted margins thereby affecting our overall profitability. As we expand into new markets and geographic territories, our operating cost structures may not replicate our experience in existing markets. Because there will initially be fewer restaurants in a given market, our ability to optimally leverage our field supervision and supply chain resources will be limited for a period of time. Further, our overall new restaurant development and operating costs may increase due to more lengthy geographic distances between restaurants resulting in higher purchasing, preopening, labor, transportation and supervision costs. The performance of restaurants in new markets will often be less predictable. New restaurants may not have similar results as our existing restaurants and may not be as profitable, particularly due to the current economic downturn.

Our ability to open new restaurants on schedule in accordance with our projected growth rate may be adversely affected by delays or problems associated with securing suitable restaurant locations and leases and by other factors, some of which are beyond our control and the timing of which is difficult to forecast accurately.

In order to achieve our projected rate of new restaurant growth, we must identify suitable restaurant locations and successfully negotiate and finalize the terms of restaurant leases at a number of these locations. Due in part to the unique nature of each proposed restaurant location, we cannot predict the timing or ultimate success of our site selection process or these lease negotiations. Delays encountered in negotiating, or our inability to finalize to our satisfaction, the terms of a restaurant lease may delay our actual rate of new restaurant growth and cause a significant variance from our projected growth rate. In addition, our scheduled rate of new restaurant openings may be adversely affected by other factors, some of which are beyond our control, including the following:

•	the availability and cost of suitable restaurant locations for development;

•	our ability to compete successfully for suitable restaurant locations;

•	the availability of adequate financing;

•	the timing of delivery of leased premises from our landlords so we can commence our build-out construction activities;

•	construction and development costs;

•	any labor shortages or disputes experienced by our landlords or outside contractors;

•	any unforeseen engineering or environmental problems with the leased premises;

•	our ability to hire, train and retain additional management and restaurant personnel;

•	our ability to secure governmental approvals and permits, including liquor licenses;

•	our ability to successfully promote our new restaurants and compete in the markets in which our new restaurants are located;

•	weather conditions or natural disasters; and

•	general economic conditions.

Access to sources of capital and our ability to raise capital in the future may be limited, which could adversely affect our business.

Our ability to continue to successfully grow our business depends, in part, on the availability of adequate capital to finance the development of additional new restaurants and other growth-related expenses. Changes in our operating plans, acceleration of our expansion plans, lower than anticipated revenues, unanticipated and/or uncontrollable events in the capital or credit markets that impact our liquidity (including any inability to convert our auction rate securities investments into cash when needed), lower than anticipated tenant improvement allowances offered by landlords, increased expenses or other events, including those described in this Annual Report on Form 10-K, may cause us to seek additional debt or equity financing on an accelerated basis in the event our cash flow from operations is insufficient. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could adversely affect our growth and other plans as well as our financial condition. Additional equity financing, if available, may be dilutive to the holders of our common stock. Debt financing, if available, may involve significant cash payment obligations, covenants and financial ratios that restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs. In addition, continued disruptions in the global credit and equity markets, including unanticipated and/or uncontrollable events in the capital or credit markets, may have an adverse effect on our liquidity and our ability to raise additional capital if and when required.

Continued deterioration in general economic conditions could have a material adverse impact on our landlords or on businesses neighboring our locations, which could adversely affect our business.

Continued deterioration in general economic conditions could result in our landlords being unable to obtain financing or remain in good standing under their existing financing arrangements which could result in their failure to satisfy obligations to us under leases. Any such failure could adversely impact our operations. In addition, our restaurants are generally located in retail developments with nationally recognized co-tenants, which help increase overall guest traffic into those retail developments. If these developments experience high vacancy rates, we could experience decreases in guest traffic. As a result, our results of operations could be adversely affected.

Any failure of our existing or new restaurants to achieve expected results could have a negative impact on our consolidated sales and financial results, including a potential impairment of the long-lived assets of certain restaurants.

As of March 6, 2009, 39 of our 82 restaurants were opened within the last three fiscal years. The results achieved by these newer restaurants may not be indicative of longer term performance or the potential market acceptance of restaurants in other locations. There can be no assurance that any new restaurant that we open will have similar operating results to those of prior restaurants. Our newer restaurants typically take several months to reach targeted levels of productivity due to inefficiencies typically associated with new restaurants. Accordingly, incremental sales from newly-opened restaurants generally do not make a significant contribution to our total operating profits in their initial months of operation. Any failure of our existing or new restaurants to perform as expected could have a significant negative impact on our results of operations, and we may be required to record related asset impairment charges.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.

We plan to continue the pace of new restaurant openings and currently expect to open 9 to 11 new restaurants during 2009. This expansion and our future growth will increase demands on our management team, restaurant management systems and resources, financial controls and information systems. These increased demands may adversely affect our ability to open new restaurants and to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our growth rate and operating results could be adversely affected.

Our decision to reduce openings or accelerate the pace of openings may positively or adversely affect our comparative financial performance.

As a result of our decision to reduce the number of restaurant openings in 2009, our comparable opening costs will be lower and the affect on our comparative financial performance will be favorable over the next few quarters. Conversely, if the rate at which we develop and open new restaurants is increased to higher levels in the future, the resulting increase in opening costs will have an unfavorable affect on our comparative financial performance.

Our trends in average restaurant sales or our trends in comparable restaurant sales are not indicative of future trends or future operating results.

Our average restaurant sales and comparable restaurant sales may not continue to increase at the rates achieved over the past several years and may even decline, particularly due to the current economic downturn. Our ability to operate new restaurants profitably and increase average restaurant sales and comparable restaurant sales will depend on many factors, some of which are beyond our control, including:

•	our ability to execute our business strategy effectively;

•	our menu pricing strategy;

•	initial sales performance by new restaurants;

•	the timing of new restaurant openings and related expenses;

•	changing demographics, consumer tastes or discretionary spending;

•	our ability to develop restaurants in geographic locations that do not compete with or otherwise adversely affect the sales of our existing restaurants;

•	overall brand awareness in new markets or existing markets where we may develop new restaurants;

•	levels of competition in one or more of our markets; and

•	general economic conditions, credit markets and consumer confidence.

Adverse changes in our average restaurant revenues and comparable restaurant sales could have an adverse affect on our common stock or increase the volatility of the price of our common stock.

We have experienced significant increases in the costs for certain food, labor energy and supply items in the past, and we may be unable to successfully and sufficiently raise menu prices to offset rising costs and expenses.

We utilize menu price increases to help offset cost increases, including increased costs for food commodities, minimum wages, employee benefits, insurance arrangements, construction, energy and other costs. In this regard, during 2008, we experienced dramatic increases in prices of certain commodities necessary for our restaurant and brewery operations. For 2009, based on current negotiations with certain suppliers to date, we expect some stabilization in the costs of certain commodities necessary for our restaurant and brewery operations. If our costs do not stabilize, our results of operations will be adversely affected if we are unable to increase our menu prices to offset such increased costs.

Our future operating results may fluctuate significantly due to our relatively small number of existing restaurants and the expenses required to open new restaurants.

As of March 6, 2009, we operated 82 restaurants, 15 of which opened during 2008. The capital resources required to develop each new restaurant are significant. We estimate that the gross cash outlay to open a new BJ’s restaurant on leased ground, excluding any tenant allowance for which we may or may not obtain depending on each new restaurant project, currently ranges from $4.0 million to $5.5 million, inclusive of preopening expenses (which average approximately $500,000 to $550,000, including preopening rent). Actual costs may vary significantly depending upon a variety of factors, including the site, type of restaurant (“brewery” compared to “brewhouse”) and conditions in the local real estate and employment markets. The combination of our relatively small number of existing restaurants, the significant investment associated with each new restaurant and the average restaurant revenues of our new restaurants may cause our results of operations to fluctuate significantly. Moreover, poor operating results at any one restaurant or a delay or cancellation in the planned opening of a restaurant could adversely affect our entire business, making the investment risks related to any one location much greater than those associated with many other restaurants.

Our inability to renew existing leases on favorable terms may adversely affect our results of operations.

As of March 6, 2009, 78 of our 82 restaurants are located on leased premises and are subject to varying lease-specific arrangements. For example, some of the leases require base rent, subject to regional cost-of-living increases, and other leases include base rent with specified periodic increases. Other leases are subject to renewal at fair market value, which could involve substantial increases. Additionally, many leases require contingent rent based on a percentage of gross sales. In addition, certain of our leases, including one during fiscal 2009, will expire without an automatic renewal or option to renew and we have one restaurant that is operating on a month-to-month lease. While we currently expect to renew substantially all of our expiring leases, no guarantee can be given that such leases will be renewed or, if renewed, that rents will not increase substantially.

The success of our restaurants depends in large part on their leased locations. As demographic and economic patterns change, current leased locations may or may not continue to be attractive or profitable. Possible declines in trade areas where our restaurants are located or adverse economic conditions in surrounding areas could result in reduced revenues in those locations. In addition, desirable leased locations for new restaurant openings or for the relocation of existing restaurants may not be available at an acceptable cost when we identify a particular opportunity for a new restaurant or relocation.

The current economic downturn may also adversely impact our operations if our suppliers are not able to continue to do business with us or are forced to alter the terms on which they do business with us.

Some of our suppliers have been adversely impacted by tightening of the credit markets, decreased economic activity, fluctuations in commodity prices and other consequences of the economic downturn. Some vendors have sought to change the terms on which they do business with us in order to lessen the impact of the economic downturn on their business. If we are forced to find alternative vendors for key services, whether due to demands from the vendor or the vendor’s bankruptcy or ceasing operations, that could be a distraction to us and adversely impact our business. For example, the economic environment has forced some food suppliers to seek financing in order to stabilize their businesses, and some suppliers have ceased operations completely. Additional suppliers may encounter difficulties in sustaining their business, and if any of our major suppliers or a large number of other suppliers suspend or cease operations, we may have difficulty keeping our restaurants fully supplied with the commodity and supplies that we require. If we were forced to suspend serving one or more of our menu items, that could have a significant adverse impact on our restaurant traffic and public perceptions of us, which would be harmful to our operations.

A significant number of our restaurants are concentrated in California and other Western states, which make us particularly sensitive to economic, regulatory, weather and other conditions in those states.

As of March 6, 2009, 44 of our 82 restaurants were located in the state of California. Additionally, another 14 of our restaurants were located in other Western states (i.e., Arizona, Nevada, Colorado, Oregon and Washington). In recent years, all of these states have been more negatively impacted by the housing downturn and the overall economic slowdown than most other geographic areas. As a result, we have recently seen a more substantial decline in our aggregate guest traffic at our restaurants in these states. If our restaurants in California are adversely affected by changes in California’s economic or regulatory environment, such as changes to California’s minimum wage rates, mandatory healthcare proposals, unemployment levels or housing environment, our consolidated sales, financial condition and results of operations may be further impacted. Additionally, we believe that California is subject to a greater risk for earthquakes, fires, water shortages and other natural and man-made disasters than most other states.

We are dependent upon consumer trends and upon high levels of consumer traffic at the sites where our restaurants are located, and any adverse change in such consumer trends or traffic levels could adversely affect our business, revenues and results of operations.

Due to the nature of the restaurant industry, we are dependent upon consumer trends with respect to the public’s tastes, eating habits, public perception toward alcohol consumption and discretionary spending priorities, all of which can shift rapidly. We also are dependent upon high consumer traffic rates at the sites surrounding our restaurants, which are primarily located in high-activity areas such as urban, retail, mixed-use and lifestyle centers, to attract guests to our restaurants. In general, such consumer trends and visit frequencies are significantly affected by many factors, including: national, regional or local economic conditions, changes in area demographics, public perception and attitudes, increases in regional competition, food, liquor and labor costs, traffic and shopping patterns, weather, natural disasters, interest rates, co-tenancies in these urban, retail and mixed use lifestyle centers and the availability and relative cost of gasoline. Our success will depend, in part, on our ability to anticipate and respond to such changing consumer preferences, tastes, eating and purchasing habits, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes. Any adverse change in any of the above factors and our inability to respond to such changes could cause our restaurant volumes to decline and adversely affect our business, revenues and results of operations.

Our success depends on our ability to compete effectively in the restaurant industry.

The restaurant industry is highly competitive. We compete on the basis of the taste, quality and price of food offered, guest service, brand name identification, beer quality and selection, attractiveness of the facilities, restaurant location, atmosphere and overall dining experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant companies. In addition, we compete with other restaurants and with retail establishments for real estate. Many of our competitors have substantially greater financial, marketing and other resources than we do.

New information or attitudes regarding diet, health and the consumption of alcoholic beverages could result in changes in regulations and consumer consumption habits that could adversely affect our results of operations.

Regulations and consumer eating habits may change as a result of new information or attitudes regarding diet and health. Such changes may include regulations that impact the ingredients and nutritional content of the food and beverages offered by us. For example, the New York City Board of Health has approved restrictions on the use of trans-fats by restaurants. The success of our restaurant operations is dependent, in part, upon our ability to effectively respond to changes in any consumer health regulations and our ability to adapt our menu offerings to trends in food consumption. If consumer health regulations or consumer eating habits change significantly, we may be required to modify or delete certain menu items. To the extent we are unable to respond with appropriate changes to our menu offerings, it could materially affect customer demand and have an adverse impact on our results of operations.

Approximately 22% of our restaurant sales consisted of alcoholic beverages in 2008. The gross profit margin on our sales of alcoholic beverages is generally higher than our gross profit margin on sales of food items. Approximately 11% of our sales consisted of our craft beers. The alcoholic beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking and health consequences from the misuse of alcohol, including alcoholism. As an outgrowth of these concerns, the possibility exists that advertising by beer producers could be restricted, that additional cautionary labeling or packaging requirements might be imposed, that further restrictions on the sale of alcohol might be imposed, or that there may be renewed efforts to impose increased excise or other taxes on beer sold in the United States. If beer consumption in general were to come into disfavor among domestic drinkers, or if the domestic beer industry were subjected to significant additional governmental regulations, our sales and profits could be adversely affected.

Negative publicity surrounding our restaurants or the consumption of beef, seafood, poultry/produce, beer or alcoholic beverages generally could adversely affect the reputation and popularity of our restaurants, our revenues and our results of operations.

The good reputation of our restaurants is a key factor to the success of our business. Incidents that occur at any of our restaurants may quickly result in negative publicity for us, which could adversely affect our reputation and popularity with our guests. In addition, negative publicity resulting from poor food quality, illness, injury, food tampering or other health concerns, whether related to one of our restaurants, to the restaurant industry in general, or to the beef, seafood, poultry or produce industries in general (such as negative publicity concerning the accumulation of carcinogens in seafood; e-coli; hepatitis A; avian flu; salmonella; and other food-borne illnesses), or operating problems related to one or more of our restaurants, could adversely affect sales for all of our restaurants and make our brand and menu offerings less appealing to consumers. If our restaurant guests or employees become ill from food-borne illnesses, we could be forced to temporarily close the affected restaurants.

Our brewing operations are subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging. While we have not experienced any serious contamination problem in our products, the occurrence of such a problem could result in a costly product recall and serious damage to our reputation for product quality, as well as claims for product liability.

Our operations are susceptible to changes in our food and supply costs, which could adversely affect our margins.

Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our supply chain department negotiates prices for all of our ingredients and supplies through either contracts (terms of one month up to one year), spot market purchases or commodity pricing formulas. Furthermore, various factors beyond our control, including adverse weather conditions and governmental regulations, could also cause our food and supply costs to increase. We cannot predict whether we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. A failure to do so could adversely affect our operating results or cash flows from operations.

The overall cost environment for food commodities in general has and may continue to be volatile primarily due to domestic and worldwide agricultural, supply/demand and other macroeconomic factors that are outside of our control. Commodity prices for key agricultural commodities such as corn, wheat, and soybeans have been extremely volatile. The availabilities and prices of food commodities are also influenced by increased energy prices, animal-related diseases, natural disasters, increased geo-political tensions, the relationship of the dollar to other currencies, and other issues. Virtually all commodities purchased and used in the restaurant industry—meats, grains, oils, dairy products, and energy — have varying amounts of inherent price volatility associated with them. While we attempt to manage these factors by offering a diversified menu and by contracting for our key commodities for extended periods of time whenever feasible and possible, there can be no assurance that we will be successful in this respect due to the many factors that are outside of our control.

If our distributors or suppliers do not provide food and beverages to us in a timely fashion, we may experience short-term supply shortages, increased food and beverage costs and quality control problems.

We currently depend on national and regional food distribution service companies, as well as other food manufacturers and suppliers, to provide food and beverage products to all of our restaurants. We also rely on contract brewers to provide us with beer for many of our restaurants. The operations of our distributors, suppliers and contract brewers are subject to risks including labor disputes, financial liquidity, inclement weather, natural disasters, supply constraints, and general economic and political conditions that could limit their ability to timely provide us with acceptable products. If our distributors, suppliers and contract brewers cease doing business with us, or cannot make a scheduled delivery to us, or are unable to obtain credit in a tightened credit market or experience other issues, we could experience short-term product supply shortages in some or all of our restaurants and could be required to purchase food, beer and beverage products from alternate suppliers at higher prices. We may also be forced to temporarily remove popular items from the menu offering of our restaurants. If alternative suppliers cannot meet our current product specifications, the consistency and quality of our food and beverage offerings, and thus our reputation, guest patronage, revenues and results of operations, could be adversely affected.

With respect to potential liability claims related to our food, beer and beverage products, we believe we have sufficient primary or excess umbrella liability insurance in place. However, this insurance may not continue to be available at a reasonable cost or, if available, may not be adequate to cover all claims. We generally seek contractual indemnification and insurance coverage from our key suppliers of food, beer and beverages, but this indemnification or insurance coverage is limited, as a practical matter, by the creditworthiness of the indemnifying party and the insured limits of any insurance provided by suppliers.

Pursuant to various laws and regulations, the majority of our proprietary beer must be distributed to our restaurants through independent wholesale beer distributors, whether we produce the beer or it is produced by contract brewers. Although we currently have arrangements with a sufficient number of beer distributors in all markets where we operate restaurants, our continued national expansion will require us to enter into agreements with additional beer distributors. No assurance can be given that we will be able to maintain or secure additional beer distributors on terms favorable to us. Changes in control or ownership of the participants in our current beer distribution network could lead to less willingness on the part of certain distributors to carry our proprietary beer. Our beer distribution agreements are generally terminable by the distributor on short notice. While these beer distribution agreements contain provisions regarding our enforcement and termination rights, some state laws prohibit us from readily exercising these contractual rights. Our ability to maintain our existing beer distribution agreements may be adversely affected by the fact that many of our distributors are reliant on one of the major beer producers for a large percentage of their revenue and, therefore, they may be influenced by such producers. If our existing beer distribution agreements are terminated, we may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the delivered cost of beer to our restaurants.

Failure to protect our trademarks, service marks, trade secrets or other intellectual property could adversely affect our business.

Our business prospects depend in part on our ability to develop favorable consumer recognition of our brands, including the BJ’s Restaurants name in particular. Although BJ’s is a federally registered trademark, there are other retailers and restaurants using the name “BJ’s” in some form or fashion throughout the United States, and our trademarks, service marks, trade dress, trade secrets or other intellectual property could be imitated or appropriated in ways that we cannot prevent. Alternatively, third parties may attempt to cause us to change our trademarks, service marks or trade dress or not operate in a certain geographic region or regions if our names are deemed confusingly similar to their prior trademarks, service marks or trade dress. We may also encounter claims from prior users of similar intellectual property in areas where we operate or intend to conduct operations. This could harm our image, brand or competitive position and cause us to incur significant penalties and costs. In addition, we rely on trade secrets, proprietary know-how, concepts and recipes. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and may result in a judgment or monetary damages. We do not maintain confidentiality and non-competition agreements with all of our employees or suppliers. Moreover, even with respect to the confidentiality and non-competition agreements we have, we cannot assure you that those agreements will not be breached, that they will provide meaningful protection or that adequate remedies will be available in the event of an unauthorized use or disclosure of our proprietary information. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how or recipes, the appeal of our restaurants could be reduced and our business could be harmed.

Federal, state and local beer, liquor and food service regulations may have a significant adverse impact on our operations.

We are required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of Treasury, as well as the laws and licensing requirements for alcoholic beverages of states and municipalities where our restaurants are or will be located. In addition, each restaurant must obtain a food service license from local authorities. Failure to comply with federal, state or local regulations could cause our licenses to be revoked and force us to cease the brewing or sale of alcoholic beverages, or both, at our restaurants or the serving of food. Additionally, state liquor laws may prevent or impede the expansion of our restaurants into certain markets. The liquor laws of certain states prevent us from selling at wholesale the beer brewed at our restaurants. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area or increase the costs associated therewith. In addition, in certain states, including states where we have existing restaurants or where we plan to open a restaurant, the number of liquor licenses available is limited, and licenses are traded on the open market. Liquor, beer and wine sales comprise a significant portion of our revenues. If we are unable to maintain our existing licenses, our guest patronage, revenues and results of operations could be adversely affected. Or, if we choose to open a restaurant in those states where the number of licenses available is limited, the cost of a new license could be significant.

Brewery operations require various federal, state, and local licenses, permits and approvals. Our restaurants and on-site breweries operate pursuant to exceptions to the “tied house laws,” which created the “three tier system” of liquor distribution. These tied house laws were adopted by all of the states after the repeal of prohibition and, generally, prohibit brewers from holding retail licenses and prohibit vertical integration in ownership and control among the three tiers. Brewery restaurants and brewpubs operate under exceptions to these general prohibitions. Over the last 25 years, nearly all of the states have adopted laws and regulations permitting brewery restaurants and brewpubs; however, the privileges and restrictions for brewpubs and brewery restaurants vary from state to state. Generally, our brewery restaurants are licensed as retailers with limited privileges to brew beer on the restaurant premises, and we do not have the same privileges as a microbrewery. Other restrictions imposed by law may prevent us from operating both brewery restaurants and non-brewery restaurants in some states. We are at risk that a state’s regulations concerning brewery restaurants or the interpretation of these regulations may change. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary for us to conduct business within its jurisdiction. Any such change may adversely impact our current model of brewing beer or supplying beer, or both, to our restaurants in that state, and could also cause us to lose the licenses, permits and registrations necessary to conduct our restaurant operations. We apply for our liquor and brewing licenses with the advice of outside legal and licensing consultants. Even after the issuance of these licenses, our operations could be subject to differing interpretations of the “tied house laws” and the requirements of the “three tier system” of liquor distribution in any jurisdiction that we conduct business.

The manufacture and sale of alcoholic beverages is a highly regulated and taxed business. Our operations are subject to more restrictive regulations and increased taxation by federal, state, and local governmental entities than are those of non-alcohol related beverage businesses. Federal, state, and local laws and regulations govern the production and distribution of beer, including permitting, licensing, trade practices, labeling, advertising, marketing, distributor relationships, and related matters. Federal, state, and local governmental entities also levy various taxes, license fees, and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Failure to comply with applicable federal, state, or local laws and regulations could result in higher taxes, penalties, fees, and suspension or revocation of permits, licenses or approvals. There can be no assurance that other or more restrictive laws, regulations or higher taxes will not be enacted in the future.

Our increasing dependence on contract brewers could have an adverse effect on our operations if they cease to supply us with our proprietary beer.

Our proprietary handcrafted beer is a key factor in the success of our business. Each year, our brewery operations department forecasts our annual beer requirements based on our current restaurant requirements and expansion plans and determines our brewery production. Additionally, in certain states we are either legally required or choose to arrange for third party contractors (i.e., “contract brewers”) to brew our beer using our proprietary recipes. During 2009, we expect to utilize three to four contract brewers to produce over half of the proprietary beer requirements for our restaurants. The remainder will be produced by our in-house brewery operations. We intend to gradually increase the percentage of beer produced by contract brewers over time, based on demonstrated qualitative and economic advantages of doing so. However, there are risks associated with increasing our dependence on contract brewers. If our contract brewers cease doing business with us, or cannot make a scheduled delivery to us because of a supply chain or production disruption or other issues, or if we cannot otherwise satisfy our internal brewing requirements, we could experience short-term supply shortages in some or all of our restaurants which may result in a loss of revenue. Additionally, if these contract brewers cease doing business with us we could be required to purchase or brew our own beer at higher costs to us until we are able to secure an alternative supply source. If our contract brewers fail to adhere to our proprietary recipe and brewing specifications, the consistency and quality of beer offerings, and thus our reputation, guest patronage, revenues and results of operations, could be adversely affected.

From time to time, we or our contract brewers may also experience shortages of kegs necessary to distribute our draft beer. We distribute our draft beer in kegs that are owned by us as well as leased from third-party vendors. We are also responsible for providing kegs to the contract brewers that produce our proprietary beers.

Other government laws and regulations affecting the operation of our restaurants, particularly those that apply to the acquisition and maintenance of our brewing and retail liquor licenses, could increase our operating costs and restrict our growth.

Our development and construction of additional restaurants must comply with applicable zoning, land use and environmental regulations. More stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors could delay construction of new restaurants and add to their cost in the future. In addition, difficulties or failure in obtaining the required licenses and approvals could delay, or result in our decision to cancel, the opening of new restaurants.

In addition, various federal and state labor laws govern our relationship with our employees and affect our operating costs. These laws include minimum wage requirements, overtime pay, meal and rest breaks, unemployment tax rates, workers’ compensation rates, citizenship requirements and other employment taxes. Changes to these aforementioned laws or other employment laws or regulations, could adversely affect our operating results and thus restrict our growth, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence, mandated health benefits, increased tax reporting and tax payment requirements for employees who receive gratuities, a reduction in the number of states that allow tips to be credited toward minimum wage requirements and increased employee litigation, including claims relating to the Fair Labor Standards Act.

In addition, some states in which we operate have adopted immigration employment protection laws. Even if we operate our restaurants in strict compliance with BCIS and state requirements, some of our employees may not meet federal citizenship or residency requirements, which could lead to a disruption in our work force. Various proposals that would require employers to provide health insurance for all of their employees are considered from time to time in Congress and various states and municipalities. The imposition of any requirement that we provide health insurance benefits to employees that are more extensive than the health insurance benefits we currently provide could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general. Our suppliers may also be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

Additionally, some states, counties and cities have enacted menu labeling laws and there is current discussion regarding a national menu labeling law. These laws require us to provide certain nutritional information to our guests. Non-compliance with these laws could result in the imposition of fines or the closure of restaurants. These menu labeling laws could also result in changing consumer preferences which may adversely affect our results of operations and financial position. We may not be able to adequately adapt our menu offerings to keep pace with developments in current consumer preferences related to nutrition, which may adversely impact our sales.

The Americans with Disabilities Act of 1990 prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons. Non-compliance with this law and related laws enacted at the state or local level could result in the imposition of fines or an award of damages to private litigants.

Limitations in our insurance coverage or rising insurance costs could adversely affect our business or financial condition in certain circumstances.

We purchase comprehensive insurance coverage, including workers’ compensation, general liability, directors’ and officers’ liability, employment practices, fire and extended coverage and property insurance with coverage levels that we consider appropriate, based on the advice of our outside insurance and risk management advisors. However, such insurance is subject to limitations, including deductibles, exclusions and maximum liabilities covered. The cost of workers’ compensation insurance, general liability insurance and directors and officers’ liability insurance fluctuates based on market conditions and availability as well as our historical trends. Moreover, there are certain types of losses that may be uninsurable or not economically insurable. Such hazards may include earthquake, hurricane and flood losses and certain employee practices. If such a loss should occur, we would, to the extent that we were not covered for such loss by insurance, suffer a loss of the capital invested, as well as anticipated profits and cash flow from such damaged or destroyed properties. Punitive damage awards are generally not covered by insurance; thus, any awards of punitive damages as to which we may be liable could adversely affect our ability to continue to conduct our business, to expand our operations or to develop additional restaurants. There is no assurance that any insurance coverage we maintain will be adequate, that we can continue to obtain and maintain such insurance at all or that the premium costs will not rise to an extent that they adversely affect us or our ability to economically obtain or maintain such insurance. We self-insure a substantial portion of our workers’ compensation and general liability costs and unfavorable changes in trends could have a negative impact on our profitability. Additionally, health insurance costs in general have risen significantly over the past few years and are expected to continue to increase. These increases, as well as potential federal and state legislation requirements for employers to provide health insurance to employees, could have a negative impact on our profitability if we are not able to offset the effect of such increases with plan modifications and cost control measures, or by continuing to improve our operating efficiencies.

Labor shortages or increases in labor costs could slow our growth or adversely affect our business.

Our success depends in part on our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers and kitchen managers, necessary to continue our operations and keep pace with our growth. If we are unable to recruit and retain a sufficient number of qualified restaurant managers, our business and our growth could be adversely affected. Competition for qualified restaurant managers and other restaurant employees remain intense and could require us to pay higher wages and benefits, which would result in higher labor costs. In addition, we have a substantial number of hourly employees who are paid the federal or state minimum wage and who rely on tips for a significant portion of their income. Government-mandated increases in minimum wages or decreases in tip credits would increase our labor costs. We may be unable to increase our prices in order to pass these increased labor costs on to our guests, in which case our profitability would be adversely affected.

Litigation could have a material adverse effect on our business.

Our business is subject to the risk of litigation by employees, consumers, suppliers, shareholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. In addition, we are subject to state “dram shop” laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under such “dram shop” statutes. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage, and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all. Regardless of whether any claims against us are valid or whether we are liable, we may be adversely affected by publicity resulting from such claims. We also are subject to claims and disputes from landlords under our leases, which could lead to litigation or a threatened or actual lease termination. Litigation of any nature may be expensive to defend and may divert money and management’s attention from our operations and adversely affect our financial condition and results of operations.

The occurrence or threat of extraordinary events, including terrorist attacks, could cause consumer spending to decline, which would adversely affect our sales and results of operations.

The occurrence or threat of extraordinary events, including future terrorist attacks and military and governmental responses and the prospect of future wars, may result in negative changes to economic conditions. Growth of the domestic economy is projected by many economists to continue to slow and recede during 2009 as the recent global financial crisis has broadened and intensified. When economic conditions worsen, casual dining guest traffic in general will likely decrease. We believe that a decrease in consumer discretionary spending could impact the frequency with which our guests choose to dine out or the amount they spend on meals while dining out, thereby adversely affecting our sales and results of operations. Additionally, a decrease in consumer discretionary spending could adversely affect our ability to achieve the benefit of planned menu price increases to help preserve our operating margins.

Natural disasters could unfavorably affect our operations.

The occurrence of natural disasters, such as hurricanes or earthquakes, particularly in California where our centralized operating systems and home office administrative personnel are located, could unfavorably affect our operations and financial performance. Such events could result in physical damage to one or more of our restaurants; the temporary or permanent closure of one or more of our restaurants or home office; the temporary lack of an adequate work force in an affected geographical trade area; the temporary or long-term disruption in the supply of food, beverages, beer and other products to our restaurants; the temporary disruption of electric, water, sewer and waste disposal services necessary for our restaurants to operate; and/or, the temporary reduction in the availability of certain products in our restaurants.

Future changes in financial accounting standards may cause adverse unexpected operating results and affect our reported results of operations.

A change in accounting standards can have a significant effect on our reported results and may affect our reporting of transactions before the change is effective. New pronouncements and varying interpretations of pronouncements have occurred and may occur in the future. Changes to existing accounting rules or the questioning of current accounting practices may adversely affect our reported financial results. Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to, revenue recognition, fair value of investments, impairment of long-lived assets, leases and related economic transactions, self-insurance, income taxes, property and equipment, unclaimed property laws and litigation, and stock-based compensation are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us could significantly change our reported or expected financial performance.

The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

•	actual or anticipated variations in comparable restaurant sales or operating results, whether in our operations or in those of our competitors;

•	changes in financial estimates by research analysts;

•	actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;

•	changes in the consumer spending environment;

•	changes in the market valuations of other restaurant companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;

•	a loss of a key member of management; and

•	changes in the costs or availabilities of key inputs to our operations.

In addition, we cannot assure you that an active trading market for our common stock will continue which could affect our stock price and the liquidity of any investment in our common stock.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which would significantly harm our profitability and reputation.

Failure to establish, maintain and apply adequate internal control over our financial reporting could affect our reported results of operations.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002. These provisions provide for the identification of material weaknesses in internal control over financial reporting, which is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Should we identify a material weakness in internal controls, there can be no assurance that we will be able to remediate any future material weaknesses that may be identified in a timely manner or maintain all of the controls necessary to remain in compliance. Any failure to maintain an effective system of internal controls over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

We are heavily dependent on information technology and any material failure of that technology could impair our ability to efficiently operate our business.

We rely heavily on electronic information systems in all aspects of our operations, including (but not limited to) point-of-sale transaction processing in our restaurants; efficient operation of our restaurant kitchens; management of our inventories and overall supply chain; collection of cash; payment of payroll and other obligations; and various other processes and procedures. Our ability to efficiently manage our business depends significantly on the reliability and capacity of our in-house information systems and those technology services and systems that we contract for from third parties. Our electronic information systems, including our back-up systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, internal or external security breaches, catastrophic events such as fires, earthquakes, tornadoes and hurricanes, and/or errors by our employees. The failure of any of these systems to operate effectively, any problems with their maintenance, any issues with upgrades or transitions to replacement systems, or any breaches in data security could cause material interruptions to our operations. While we have invested and continue to invest in technology security initiatives and disaster recovery plans, these measures cannot fully insulate us from technology disruption that could result in adverse effects on operations and profits. Significant capital investments might be required to remediate any problems, infringements, misappropriations or other third party claims.

We may incur costs resulting from security risks we face in connection with our electronic processing and transmission of confidential customer information.

We accept electronic payment cards from our guests for payment in our restaurants. During 2008, approximately 70% of our sales were attributable to credit/debit card transactions, and credit/debit card usage could continue to increase. A number of restaurant operators and retailers have experienced actual or potential security breaches in which credit and debit card information may have been stolen. While we have taken reasonable steps to prevent the occurrence of security breaches in this respect, we may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit or debit card information may be brought by payment card providers, banks and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit) and federal and state regulators. Any such proceedings could distract our management from running our business and cause us to incur significant unplanned losses and expenses. Consumer perception of our brand could also be negatively affected by these events, which could further adversely affect our results and prospects. Additionally, privacy and information security laws and regulations change over time, and compliance with those changes may result in cost increases due to necessary systems changes and the development of new administrative processes.

Our federal, state and local tax returns may, from time to time, be selected for audit by the taxing authorities, which may result in tax assessments or penalties that could have a material adverse impact on our results of operations and financial position.

We are subject to federal, state and local taxes. Significant judgment is required in determining the provision for income taxes. Although we believe our tax estimates are reasonable, if the IRS or other taxing authority disagrees with the positions we have taken on our tax returns, we could have additional tax liability, including interest and penalties. If material, payment of such additional amounts, upon final adjudication of any disputes, could have a material impact on our results of operations and financial position.

An increase in beer excise taxes could adversely affect our financial results.

The federal government and all of the states levy excise taxes on beer and hard cider. For brewers producing no more than 2.0 million barrels of malt beverages per calendar year, the federal excise tax is $7.00 per barrel on the first 60,000 barrels of malt beverages removed for consumption or sale during a calendar year, and $18.00 per barrel for each barrel in excess of 60,000. For brewers producing more than 2.0 million barrels of malt beverages for domestic consumption in a calendar year, the federal excise tax is $18.00 per barrel for all barrels produced. Our contract brewing arrangements generally call for all such excise taxes to be reimbursed by us. Most of our contract brewers produce more than 60,000 barrels of malt beverages annually. However, we believe the increased excise tax is more than offset by other production economies of scale. Our annual internal beer production volumes have not exceeded the 60,000 barrel threshold and are not expected to do so in the future. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. In addition, if federal or state excise taxes are increased, we may need to increase our selling price for beer to maintain our present profit margins, which may or may not be accepted by our restaurants guests.

CAUTIONARY STATEMENT CONCERNING

FORWARD LOOKING STATEMENTS

Certain matters discussed in this prospectus may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the environment in which we operate and projections of future performance. Our actual results, performance or achievements may differ significantly from the results, performance or achievements expected or implied in such forward-looking statements.

You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “continue” and other similar words. You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or financial condition, or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the section captioned “Risk Factors” in this prospectus as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements.

USE OF PROCEEDS

All net proceeds from the sale of the shares of our common stock being offered under this prospectus will go to the selling shareholders. Accordingly, we will not receive any proceeds from sales of these shares. We are paying one half of the expenses of registration of the shares being offered under this prospectus with the other half of such expenses being paid by an affiliate of ours who beneficially owned the shares in question and sold them to the selling shareholders in private sale transactions.

SELLING SHAREHOLDERS

The following table sets forth the number of shares owned by each of the selling shareholders as of April 2, 2009. None of the selling shareholders has had a material relationship with us during the past three years. No estimate can be given as to the amount of our common stock that will be held by the selling shareholders after the completion of this offering because the selling shareholders may offer all or some of our common stock. There currently are no agreements, arrangements or understandings with respect to the sale of any of our common stock. The shares offered by this prospectus may be offered from time to time by the selling shareholders named below. This prospectus also covers any additional shares of common stock which may become issuable in connection with shares sold by reason of a stock dividend, stock split, recapitalization or other similar transaction effected without us receiving any cash or other value, which results in an increase in the number of our outstanding shares of common stock.

Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering (1)	Number of Shares of Common Stock Registered for Sale Hereby	Number of Shares of Common Stock Beneficially Owned After Offering (2)	Percentage of Common Stock Beneficially Owned After to Offering (1)
Delaware American Services Fund, a series of Delaware Group Equity Funds III (3)	148,850	148,850	0	0

Delaware Small Capital Growth Fund, a series of Delaware Group Equity Funds III (3)	9,050	3,250	5,800	*

Delaware Trend Fund, a series of Delaware Group Equity Funds III (3)	278,500	94,900	183,600	*

Delaware VIP Trend Series, a series of Delaware VIP Trust (3)	224,400	78,000	146,400	*

UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited (4)	195,000	195,000	0	0

UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited (4)	19,500	19,500	0	0

UBS O’Connor LLC fbo O’Connor Global Multi-Strategy Alpha Master Limited (4)	110,500	110,500	0	0

Highbridge International LLC (5)	650,000	650,000	0	0

*	Less than one percent.
(1)	Applicable percentage ownership is based on 26,733,147 shares of common stock outstanding as of March 25, 2009. Ownership information with respect to the selling shareholders is based on information provided to us by the selling shareholders.
(2)	Assumes that all shares to be offered, as set forth above, are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling shareholders prior to the termination of this offering. Because the selling shareholders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, no reliable estimate can be made of the aggregate number of shares that will be sold pursuant to this offering or the number or percentage of shares of common stock that each selling shareholder will own upon completion of this offering.
(3)	Delaware Management Business Trust is the investment adviser for the Delaware American Services Fund, Delaware Small Cap Growth Fund, Delaware Trend Fund and Delaware VIP Trust. The shares indicated do not include shares held directly by Delaware Management Business Trust, if any.
(4)	UBS O’Connor LLC is the investment adviser or sub-adviser for the referenced accounts, and consequently has investment discretion over such accounts. Nick Nocerino is the portfolio manager of each of UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited, and UBS O’Connor LLC fbo O’Connor Global Multi-Strategy Alpha Master Limited, and Mr. Nocerino disclaims beneficial ownership of any shares owned by such funds. Jeff Putman is the portfolio manager of UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited and disclaims beneficial ownership of any shares owned by such fund. UBS O’Connor LLC is a wholly-owned subsidiary of UBS AG, a company whose securities are listed on the New York Stock Exchange.
(5)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Excludes 3,123 shares held by Highbridge Statistical Opportunities Master Fund, L.P. and 5,688 shares held by STAR, L.P, for each of which Highbridge Capital Management, LLC is the trading manager. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC, Highbridge Statistical Opportunities Master Fund, L.P. and STAR, L.P. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC, Highbridge Statistical Opportunities Master Fund, L.P. and STAR, L.P.

Certain Relationships with Selling Shareholders

We and the selling shareholders are parties to a Registration Rights Agreement, dated March 4, 2009. Pursuant to the terms of the Registration Rights Agreement, we have agreed to register up to 1,300,000 shares held by the selling shareholders. 1,000,000 of such shares were acquired by the selling shareholders on or about March 4, 2009 from affiliates of Jerry G. Brassfield, who was the beneficial owner of more than 10% of our outstanding capital stock at the time. An additional 300,000 shares were acquired by the selling shareholders on or about April 2, 2009 pursuant to an option granted to them by affiliates of Jerry G. Brassfield. Mr. Brassfield has agreed to pay one-half of the costs incurred by us in connection with registering the shares. Mr. Brassfield’s son serves on our Board of Directors.

PLAN OF DISTRIBUTION

Each selling shareholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered hereby on the Nasdaq Global Select Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker-dealers that may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. In addition, we have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. The selling shareholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume or manner of sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information requirements under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares of common stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. Please call the Commission at 1-800-SEC-0330 for more information on its public reference room. The Commission also maintains an Internet Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

Our Web site is http://www.bjsrestaurants.com. We make available free of charge, on or through our Web site, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Commission. Information contained on our Web site is not part of this registration statement.

We have filed with the Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to BJ’s Restaurants, Inc. and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

LEGAL MATTERS

Jeffer, Mangels, Butler & Marmaro LLP will pass upon the validity of the shares of common stock and certain other legal matters in connection with this offering.

EXPERTS

The consolidated financial statements of BJ’s Restaurants, Inc. incorporated by reference in BJ’s Restaurants, Inc.’s Annual Report (Form 10-K) for the year ended December 30, 2008, and the effectiveness of BJ’s Restaurants, Inc.’s internal control over financial reporting as of December 30, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included and incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to incorporate into this prospectus information that we file with the Commission in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference is automatically updated and superseded if such information is contained in this prospectus, or information that we later file with the Commission modifies and replaces such information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus (other than any portion of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable Commission rules):

•	our Annual Report on Form 10-K for the year ended December 30, 2008 filed with the Commission on March 13, 2009;

•

our Current Reports on Form 8-K filed with the Commission on February 12, 2009 and March 11, 2009, except for the portions thereof that are deemed furnished, and not filed, for the purposes of Section 18 of the Exchange Act;

•

all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 30, 2008, except for the portions thereof that are deemed furnished, and not filed, for the purposes of Section 18 of the Exchange Act; and

•

the description of our common stock contained in our registration statement on Form 8-A, filed on September 24, 1996, including any amendment or report filed for the purpose of updating such description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to:

BJ’s Restaurants, Inc.

7755 Center Avenue, Suite 300

Huntington Beach, CA 92647

Attention: Shareholders’ Relations

Phone: (714) 500-2400

This prospectus is part of a registration statement we filed with the Commission. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

DISCLOSURE OF SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The California Corporations Code and our articles of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following statement sets forth the estimated amounts of expenses to be borne by us in connection with the offering described in this Registration Statement. Pursuant to the terms of a Registration Rights Agreement dated as of March 4, 2009, Jerry G. Brassfield has agreed to pay or reimburse us for one half of the expenses set forth below:

Registration Fee Under Securities Act	$1,002

Legal Fees	$25,000	*

Accounting Fees and Expenses	$8,000	*

Printing and Mailing Costs	$2,500	*

Miscellaneous Fees and Expenses	$5,000	*

Total	$41,502

*	Estimated

Item 15.	Indemnification of Directors and Officers

Pursuant to provisions of the California General Corporation Law, the Articles of Incorporation of the Company, as amended, include a provision which eliminates the personal liability of its directors to the Company and its shareholders for monetary damage to the fullest extent permissible under California law. This limitation has no effect on a director’s liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director’s duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing his or her duties, of a risk of a serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the Company or its shareholders, (vi) under Section 310 of the California General Corporation Law (concerning contracts or transactions between the Company and a director) or (vii) under Section 316 of the California General Corporation Law (concerning directors’ liability for improper dividends, loans and guarantees). The provision does not eliminate or limit the liability of an officer for any act or omission as an officer, notwithstanding that the officer is also a director or that his actions, if negligent or improper, have been ratified by the Board of Directors. Further, the provision has no effect on claims arising under federal or state securities or blue sky laws and does not affect the availability of injunctions and other equitable remedies available to the Company’s shareholders for any violation of a director’s fiduciary duty to the Company or its shareholders.

The Company’s Articles of Incorporation authorize the Company to indemnify its officers, directors and other agents to the fullest extent permitted by California law. The Company’s Articles of Incorporation also authorize the Company to indemnify its officers, directors and agents for breach of duty to the corporation and its shareholders through bylaw provisions, agreements or both, in excess of the indemnification otherwise provided under California law, subject to certain limitations. The Company has entered into indemnification agreements with certain directors and officers whereby the Company will indemnify each such person (an “indemnitee”) against certain claims arising out of certain past, present or future acts, omissions or breaches of duty committed by an indemnitee while serving in his employment capacity. Such indemnification does not apply to acts or omissions which are knowingly fraudulent, deliberately dishonest or arise from willful misconduct. Indemnification will only be provided to the extent that the indemnitee has not already received payments in respect of a claim from the Company or from an insurance company. Under certain circumstances, such indemnification (including reimbursement of expenses incurred) will be allowed for liability arising under the Securities Act.

The Company has purchased directors’ and officers’ liability insurance policy insuring directors and officers of the Company. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers.

The registration rights agreement between the company and the selling shareholders provides for indemnification by the selling shareholders of us and our officers and directors for certain liabilities arising under the Securities Act.

Item 16.	Exhibits

The exhibits filed as a part of this Registration Statement are as follows:

DESCRIPTION

3.1	Articles of Incorporation of BJ’s Restaurants, Inc., as amended. (1)

3.2	Bylaws of BJ’s Restaurants, Inc., as amended (2)

4.1	Specimen Common Stock Certificate of BJ’s Restaurants, Inc. (3)

4.2	Registration Rights Agreement dated March 4, 2009.

5.1	Opinion of Jeffer, Mangels, Butler & Marmaro LLP regarding the legality of the securities being registered.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Jeffer, Mangels, Butler & Marmaro LLP (included within Exhibit 5.1).

24.1	Power of Attorney (included on the signature page hereto).

(1)	Incorporated by reference to (i) Exhibit 3.1 to the Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on June 28, 1996, as amended by the Company’s Registration Statement on Form SB-2/A filed with the Commission on August 1, 1996 and the Company’s Registration Statement on Form SB-2A filed with the Commission on August 22, 1996 (File No. 3335182-LA) (as amended, the “Registration Statement”), and (ii) Exhibit 3.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 2, 2005 filed by the Registrant with the Commission on March 15, 2005.
(2)	Incorporated by reference to Exhibits 3.1 to the Form 8-K filed on June 4, 2007.
(3)	Incorporated by reference to Exhibit 4.1 to the Registration Statement.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned Registrant pursuant to the provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of a Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of California, on April 3, 2009.

BJ’S RESTAURANTS, INC.

By:	/s/ GERALD W. DEITCHLE
Name:	Gerald W. Deitchle
Title:	Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated. Each person whose signature appears below, hereby makes, constitutes and appoints Gregory S. Levin, and/or Gerald W. Deitchle, or any of them, his true and lawful attorney, with full power to sign for such person and in such person’s name and capacity indicated below, and with full power of substitution, any and all amendments, including post-effective amendments, to this Registration Statement, hereby ratifying and confirming such person’s signature as it may be signed by said attorney to any and all amendments.

Signature	Title	Date

/s/ GERALD W. DEITCHLE Gerald W. Deitchle	Chairman, President and Chief Executive Officer	April 3, 2009

/s/ GREGORY S. LEVIN Gregory S. Levin	Executive Vice President, Chief Financial Officer, and Secretary	April 3, 2009

/s/ PETER A. BASSI Peter A. Bassi	Director	April 3, 2009

/s/ LARRY D. BOUTS Larry D. Bouts	Director	April 3, 2009

/s/ SHANN M. BRASSFIELD Shann M. Brassfield	Director	April 3, 2009

/s/ JAMES A. DAL POZZO James A. Dal Pozzo	Director	April 3, 2009

/s/ JOHN F. GRUNDHOFER John F. Grundhofer	Director	April 3, 2009

/s/ J. ROGER KING J. Roger King	Director	April 3, 2009